RESIN SYSTEMS INC.

 Interim Consolidated Financial Statements

For the Three & Nine Months Ended

September 30, 2005 and 2004

(Unaudited)

See accompanying notes to the unaudited interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements.

RESIN SYSTEMS INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)

	September 30	December 31
	2005	2004
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$2,896,346	$1,971,677
Accounts receivable	466,272	230,053
Inventories	2,057,531	541,070
Deposits held in trust (note 6)	100,000	-
Prepaid expenses and deposits	363,462	85,328
	5,883,611	2,828,128

Prepaid rent and security deposit	70,853	70,853
Deposits held in trust (note 6)	2,360,000	-
Restricted cash (note 3)	1,714,990	150,000
Capital assets	9,674,136	6,180,267
	$19,703,590	$9,229,248

LIABILITIES and SHAREHOLDERS' EQUITY
Current liabilities
Accounts payables	$1,179,948	$769,292
Accrued liabilities	1,480,383	618,139
Demand loan (note 7)	228,544	-
Deposits held in trust (note 6)	100,000	-
Deferred revenue (note 5)	106,743	-
Capital lease obligation	103,814	56,280
	3,199,432	1,443,711

Subscription obligation (note 6)	2,360,000	-
Long-term payable to NRC	498,263	498,263
Deferred lease inducement	37,075	43,254
Deferred revenue (note 5)	775,538	-
Capital lease obligation	82,942	64,845
	6,953,250	2,050,073
Non-controlling interest (note 4)	9,106	-
Shareholders' equity
Share capital (note 8)	54,658,884	36,377,404
Warrants (note 8)	1,287,630	1,206,987
Contributed surplus	3,020,806	2,417,842
Deficit	(46,226,086)	(32,823,058)
	12,741,234	7,179,175
	$19,703,590	$9,229,248

Future operations, commitments and contractual obligations,
and subsequent events (note 2, 11 and 12)

See accompanying notes to the unaudited interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements.

On behalf of the Board:

Signed “ Greg Pendura”

      Signed “Zsolt Feketekuty”

Director

Director

RESIN SYSTEMS INC.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the Three Months and Nine Months Ended September 30, 2005 and 2004

(Canadian Dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)

Product Revenue	$245,647	$48,042	$555,332	$362,609
	245,647	48,042	555,332	362,609
Expenses
Cost of sales	228,155	51,820	456,244	154,716
Direct and product development (note 9)	2,184,580	1,360,060	5,731,846	3,248,983
Marketing and business development	665,443	351,956	2,104,915	789,275
General and administrative	1,796,481	1,098,206	4,970,945	3,699,461
Stock based compensation (note 8)	128,325	285,221	265,022	925,027
Interest and other charges	7,881	23,925	33,690	24,547
Amortization	201,395	365,189	606,978	676,232
(Gain) on sale of capital assets	(22,647)	-	(39,758)	-
	5,189,613	3,536,377	14,129,882	9,518,241

Loss from operations	(4,943,966)	(3,488,335)	(13,574,550)	(9,155,632)
Other income	45,209	96,091	171,522	134,647
Net Loss	(4,898,757)	(3,392,244)	(13,403,028)	(9,020,985)

Deficit, beginning of period	(41,327,329)	(23,548,533)	(32,823,058)	(17,919,792)

Deficit, end of period	$(46,226,086)	$(26,940,777)	$(46,226,086)	$(26,940,777)

Basic and diluted loss per common share	$(0.06)	$(0.06)	$(0.17)	$(0.15)

See accompanying notes to the unaudited interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements.

RESIN SYSTEMS INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months and Nine Months Ended September 30, 2005 and 2004

(Canadian Dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2005	2004	2005	2004

	(Unaudited)		(Unaudited)
Cash provided by (used in):

Operating
Net loss	$(4,898,757)	$(3,392,244)	$(13,403,028)	$(9,020,985)
Items which do not involve cash
Amortization	201,395	365,189	606,978	676,232
Gain on sale of capital assets	(22,647)	-	(39,758)	(1,569)
Shares to be issued pursuant to ARC agreement	-	100,000	-	118,811
Stock based compensation	128,325	285,221	265,022	925,027
Non-controlling interest	9,106	-	9,106	-
Deferred lease inducement	(2,059)	-	(6,179)	-
Deferred revenue	(91,514)	-	16,154	-
Change in non-cash operating working capital	(213,952)	223,740	(529,370)	1,041,857
	(4,890,103)	(2,418,094)	(13,081,075)	(6,260,627)

Financing
Proceeds from issue of share capital, net of
transaction costs	4,102,683	106,930	18,700,064	15,505,862
Proceeds from NRC	-	-	-	42,989
Subscription obligation	2,360,000	-	2,360,000	-
Repayment of capital lease	(11,594)	(13,358)	(50,250)	(35,188)
	6,451,089	93,572	21,009,814	15,513,663

Investing
Purchase of capital assets	(3,362,062)	(3,766,699)	(7,079,080)	(4,796,551)
Deposits held in trust	(2,360,000)	-	(2,360,000)	-
Restricted cash	(574,657)	-	(1,564,990)	-
Prepaid rent and security deposit	-	2,915	-	3,601
Proceeds on sale of capital assets	-	-	4,000,000	11,000
	(6,296,719)	(3,763,784)	(7,004,070)	(4,781,950)

Increase (decrease) in cash	(4,735,733)	(6,088,306)	924,669	4,471,086

Cash and cash equivalents, beginning of period	7,632,079	11,575,050	1,971,677	1,015,658

Cash and cash equivalents, end of period	$2,896,346	$5,486,744	$2,896,346	$5,486,744

See accompanying notes to the unaudited interim consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements.

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine months ended September 30, 2005 and 2004

(Canadian Dollars)

(Unaudited)

1.  Significant accounting policies:

With its subsidiaries, Resin Systems Inc. — together known as “RS” or “the Company” except to the extent the context otherwise requires — develops products and markets engineered solutions, developed with its proprietary input materials, equipment and processes to industrial and commercial customers worldwide. The company’s accounting policies are in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2004 annual consolidated financial statements, except as they reflect the adoption of new accounting policies.

These interim consolidated financial statements include the accounts of RS and its subsidiaries including the accounts of Bazalt Inwestycje in accordance with Accounting Guideline 15, Consolidation of Variable Interest Entities, as outlined in note 4; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the 2004 annual consolidated financial statements. In management’s opinion, the unaudited financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

Change in Accounting Policy

Consolidation of Variable Interest Entities

Effective January 1, 2005, the Company adopted revised CICA Accounting Guideline 15 (“AcG-15”), “Consolidation of Variable Interest Entities”. AcG-15 is harmonized in all material respects with US GAAP and provides guidance for applying consolidation principles to certain entities (defined as VIEs) that are subject to control on a basis other than ownership of voting interests. An entity is a VIE when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit that entity to finance its activities without additional subordinated support from other parties; (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest. AcG-15 requires consolidation by a business of VIEs in which it is the primary beneficiary. The primary beneficiary is defined as the party that has exposure to the majority of the expected losses and/or expected residual returns of the VIE. (See Note 4 - Investment)

2.  Nature of operations and future operations:

     Future operations

These unaudited interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian GAAP, which assumes the Company will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of the Company to generate profitable operations and raise additional capital to support its ongoing development and operating activities.

These financial statements do not reflect any adjustments that would be necessary if the “going concern” assumptions were not appropriate because management is of the opinion that sufficient working capital will be obtained from operations, shareholders and other external financing sources to meet the Company’s liabilities and commitments as they become payable.

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine months ended September 30, 2005 and 2004

(Canadian Dollars)

(Unaudited)

2.  Nature of operations and future operations:

There can be no assurance that management’s plans will be successful as such plans are contingent upon new equity and debt funds from shareholders and investors, as well as improved market acceptance and revenues for the Company’s products and services.

Failure to raise additional equity or debt funds and generate profitable operations may require the Company to either restructure or curtail operations and the Company’s ability to continue as a going concern will be impaired.  The outcome of these matters cannot be predicted at this time.

3.  Restricted cash

The Company has established the use of various credit instruments for purchasing equipment and services.  As collateral the Company holds $1,123,264 ($150,000 – 2004) in a separate account for the right of offset.  In addition, the Company has consolidated $591,726 in cash as restricted cash from it’s investment in Bazalt as it has limited access to Bazalt’s cash and can only be accessed through agreement by both equity holders.

4.   Investment

During the quarter ended September 30, 2005 the Company purchased 49% of a Polish company Bazalt Inwestycje (“Bazalt”).  Bazalt is a company incorporated in Poland and it has purchased land and building to construct production facilities to manufacture resin products.  RS has advanced Bazalt the majority of its financing and is considered the primary beneficiary of Bazalt.  RS has advanced Bazalt as of September 30, 2005, $870,825 on a credit facility, (see Note 7 - Demand loan), and the 51% interest shareholder has advanced $288,544.  Pursuant to Accounting Guideline 15, these consolidated financial statements include the assets, liabilities, and operations of Bazalt.   The following table shows the balances related to Bazalt included in the Company’s consolidated financial statements as at September 30, 2005 and for the three months ended September 30, 2005.

Balance Sheet September 30, 2005
Restricted cash (cash and cash equivalents) $591,726
Accounts receivable 1,420
Prepaid expenses 29,323
Capital assets 452,199
Accounts payable (1,440)
Demand loan (228,544)
Capital lease obligation (10,606)
Non-controlling interest (9,106)
Net Assets $824,972

Three months ended
Statement of loss September 30, 2005
Direct and product development $479
General and administrative 50,134
Amortization 4,173
Other income (184)
Net loss $54,602

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine months ended September 30, 2005 and 2004

 (Canadian Dollars)

(Unaudited)

4.  Investment

During the quarter ended September 30, 2005, the Company has included the loss of $27,847 of the 51% interest shareholder in its consolidated statement of loss and deficit.

5.   Deferred revenue

During the quarter ended June 30, 2005 the Company sold land and building for $4,000,000 and immediately leased back the property.  The Company realized a gain of $905,885 which is being recognized over the term of the lease (ten years).  At September 30, 2005 $39,758 has been recognized as gain on sale.  $90,589 will be recognized over the next twelve months and $775,538 will be taken into income over the remaining term of the lease.

6.  Subscription obligation

On October 6, 2005 the Company issued $25,000,000 of unsecured convertible debentures due October 7, 2010 and bearing interest at 8.5% per annum payable semi-annually on June 30 and December 31 of each year – see Subsequent Events note 12.  The Company received debenture funds held in trust of $2,460,000 prior to the quarter-end of which $100,000 was returned for oversubscription.  The debentures were sold in $1,000 denominations.

7.  Demand loan

In connection with the investment, each shareholder has provided Bazalt with a credit facility of $2,176,312 (USD$1,875,000).  The amount advanced by the Company to Bazalt as of September 30, 2005 was $870,825, and the 51% interest shareholder has advanced $228,544 to Bazalt.

The loan is due at the earlier of December 31, 2007 or when otherwise demanded by the shareholder.  The loan is unsecured and bears interest commencing July 14, 2007 at the RBC USD Prime Rate semiannually.

8.  Share capital:

a)

Authorized and issued shares and warrants

Common Shares Warrants
Number Amount Number Amount
Balance, December 31, 2004 68,633,682 $ 36,377,404 4,651,194 $1,206,987

Issued for cash pursuant to February 14, 2005 private placement 8,695,582 8,190,369 4,347,791 1,809,551

Broker warrants attributed to issue costs -- -- 501,970 348,618

Stock options exercised 972,467 559,456 -- --

Warrants exercised 5,653,730 10,441,475 (5,653,730) (1,739,613)

Expired warrants -- -- (1,123,339) (337,913)

Issuance costs -- (909,820) -- --

Balance, September 30, 2005 83,955,461 $ 54,658,884 2,723,886 $1,287,630

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine months ended September 30, 2005 and 2004

 (Canadian Dollars)

(Unaudited)

8.

Share capital:

In February of 2005, the Company completed a private placement of 8,695,582 units for gross proceeds of $9,999,920.  Each unit consists of one Common Share and one half Common Share warrant, with each whole warrant exercisable for twelve months from the closing date of the placement.  The exercise prices for the warrants are $1.65 per share if exercised on or before August 15, 2005 and $2.00 per share if exercised after August 15th on or before February 14, 2006.

In May 2005, RS issued 3,013,116 common shares pursuant to the exercise of common share purchase warrants at an exercise price of $1.50 per share for total proceeds of $4,519,674.  The common share purchase warrants were originally issued pursuant to a private placement completed May 20, 2004.

In May 2005, RS issued 349,650 common shares pursuant to the exercise of common share purchase warrants at an exercise price of $1.15 per share for total proceeds of $402,097.  The common share purchase warrants were originally issued pursuant to a private placement completed May 20, 2004.

During the quarter ended September 30, 2005, RS issued 2,290,964 common shares pursuant to the exercise of common share purchase warrants at an exercise price of $1.65 per share for total proceeds of $3,780,091.  The common share purchase warrants were originally issued pursuant to a private placement completed February 14, 2005.  The Company also issued 460,834 common shares pursuant to the exercise of stock options for proceeds of $322,592.

 (b) Stock based compensation:

For the period ended September 30, 2005, the Company recorded $265,022 (September 30, 2004 - $925,027) in stock based compensation to employees, directors and consultants. The stock based compensation for the third quarter of 2005 was $128,325 ($285,221 for the third quarter of 2004). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three Months Ended September 30, Nine Months Ended September 30, 2005 2004 2005 2004
Estimated fair value	$ 1.4655	$-Nil	$ 0.8164	$ 0.2361
Risk free interest rate	3.31%	-	3.40%	2.62%
Expected life of option	5 years	-	2.5 years	1.6 years
Expected volatility	111.00%	-	86.11%	72.18%
Expected dividends	$-Nil	$-Nil	$-Nil	$-Nil

150,000 options were issued during the third quarter of 2005 (nil for the third quarter of 2004).

(c) Stock options – Outstanding options

Number of Weighted average
share options exercise price
Balance forward December 31, 2004 5,665,467 $0.85
Granted 750,000 1.37
Exercised (972,467) 0.57
Forfeited (650,000) 1.05
Outstanding, September 30, 2005 4,793,000 $0.97

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine months ended September 30, 2005 and 2004

 (Canadian Dollars)

8.  Share capital

Weighted average fair value of stock options issued are as follows:

Weighted average
fair value

Year ended December 31, 2004 $0.35
Nine months ended September 30, 2005 $0.96

The following table summarizes information about the stock options outstanding as at September 30, 2005

Exercise Price	Number Outstanding	Weighted Average Years Remaining	Exercisable at September 30, 2005

$0.34	150,000	1.14	125,000
0.40	100,000	1.59	100,000
0.40	290,000	1.64	258,750
0.55	150,000	2.17	150,000
0.57	600,000	2.21	600,000
0.79	105,000	4.22	45,000
0.80	200,000	3.20	200,000
0.80	200,000	3.23	200,000
0.90	25,000	3.10	25,000
1.14	1,223,000	2.98	800,000
1.18	1,000,000	2.27	--
1.25	500,000	1.38	--
1.35	100,000	1.57	--
1.77	150,000	4.92	-
	4,793,000	2.46	2,503,750

Options held by consultants:

   Included in the outstanding stock option amounts above, are options that were granted to consultants, the details of which are outlined below.

Number of Weighted average
share options exercise price

Outstanding, December 31, 2004 2,787,500 $0.93
Granted 600,000 1.27
Exercised (125,000) 0.87
Forfeited (650,000) 1.05
Outstanding, September 30, 2005 2,612,500 $0.98

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine months ended September 30, 2005 and 2004

(Canadian Dollars)

(Unaudited)

8.  Share capital

(d) Warrants outstanding

Number of Weighted average
Warrants exercise price

Balance forward December 31, 2004 4,651,194 $1.46

Granted 4,849,761 1.91
Exercised (5,653,730) 1.68
Expired (1,123,339) 1.50
Outstanding, September 30, 2005 2,723,886 $1.79

The following table summarizes information about the warrants outstanding as at September 30, 2005

Number Weighted average
Exercise price outstanding years remaining

$2.00 2,056,827 0.38
1.15 501,970 0.87
1.15 99,589 0.14
1.15 65,500 0.17

2,723,886 0.45

9.  Direct and Product Development:

During the quarter ended September 30, 2005, the Company wrote down finished goods inventory in the amount of $183,873 that was included in direct and product development costs.

10.  Segmented information:

The Company’s activities comprise one operating segment comprising of sales to customers in the United States and all others attributed to Canada.  For the first nine months of 2005, the Company’s revenue includes sales to customers in the United States of $352,578 (first nine months of 2004 - $103,392). For the third quarter of 2005, the Company’s revenue included sales to customer in United States of $148,517 (third quarter of 2004 - $28,571).

11.  Commitments and contractual obligations:

    (a)  Operating leases

The Company has entered into four agreements to lease plant and office space in Edmonton and Calgary for varying periods.  In Edmonton, the Company has two locations; one for R&D plant and head office and one for production operations.  The head office location has an initial term running until January 31, 2007 with a renewal option for another five years.  The production location has a term running to March 31, 2006.  In Calgary, the Company has two locations; one is office space with an initial term running to March 31, 2011, with two five-year renewal options, and one for production operations with an initial term running to March 31, 2015, with a renewal option for another five years. The minimum rent payable for each of the next five years and thereafter is as follows:

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine months ended September 30, 2005 and 2004

(Canadian Dollars)

(Unaudited)

11.  Commitments and contractual obligations:

    (a)  Operating leases

Period ended

Lease payments

September 30, 2006

$

651,770

September 30, 2007

516,148

September 30, 2008

493,137

September 30, 2009

498,894

September 30, 2010

498,894

Thereafter

$

1,738,407

   (b)  Commitments

During 2005, the Company entered into negotiations with various parties to establish manufacturing facilities based in foreign countries and incurred related expenditures of $415,997. These expenditures have been expensed in 2005 under Marketing and business development.

11.  Commitments and contractual obligations

As of September 30, 2005, the underlying legal agreements and business structure of these ventures were not yet concluded, however, definitive contract negotiations are ongoing. Other than what is noted above, there has been no business activity associated with these ventures.

12. Subsequent events

On October 6, 2005 the Company issued $25,000,000 of unsecured convertible debentures due October 7, 2010 and bearing interest at 8.5% per annum payable semi-annually on June 30 and December 31 of each year.

In accordance to Canadian GAAP, the debentures are bifurcated into a liability component and an option component.  The liability component is recorded as debt and the option component is recorded as equity.  The liability component to be recorded as debt will be $10,081,034 and the option component to be recorded as equity will be $14,918,966.

Holders of the instruments have the option to convert the principal amount of the debenture into common shares at a conversion price of $2.90 per share at any time prior to the maturity date or the business day preceding the specified date for the Company’s redemption of the debentures.

The debentures are redeemable by the Company at any time after October 6, 2007 at a redemption price equal to their principal amount plus accrued and unpaid interest provided that the volume weighted average trading price of the common shares for the twenty (20)

consecutive trading days ending five trading days prior to the date of which notice of redemption is given exceeds $3.63. On redemption or maturity, the Company may elect to repay the principal amount of the debentures by issuing and delivering common shares in the amount the debenture principal divided by 95% of the weighted average trading price of the common shares for the (20) consecutive trading days ending five trading days preceding the date fixed for redemption or maturity.

13.  Comparative figures

Certain comparative figures have been reclassified to conform with the current periods’ presentation.